Exhibit 1.01

Cray Inc.
Conflict Minerals Report
For The Reporting Period January 1 to December 31, 2018

This Conflict Minerals Report (“CMR”) has been prepared by Cray Inc. (herein referred to, alternatively, as “Cray,” “we” and “our”). On August 22, 2012, the Securities and Exchange Commission (the “SEC”) adopted a final rule (the “Conflict Minerals Rules”) regarding disclosure of the use of certain minerals and their derivatives, referred to as “conflict minerals” (as defined in Section 1, Item 1.01(d)(3) of Form SD) originating in the Democratic Republic of the Congo and adjoining countries (the “Covered Countries”) that are being exploited and traded to finance extreme levels of violence in that geographic area to the extent that such conflict minerals are necessary to the functionality or production of a product manufactured or contracted for manufacture. The SEC’s adoption of conflict minerals rules is mandated by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and the rules establish significant due diligence and reporting requirements for publicly traded companies.

Pursuant to SEC guidance issued April 29, 2014 and the SEC order issued May 2, 2014, Cray is not required to describe any of its products as “DRC conflict free” (as defined in Section 1, Item 1.01(d)(4) of Form SD), “DRC conflict undeterminable” (as defined in Section 1, Item 1.01(d)(5) of Form SD) or “having not been found to be ‘DRC conflict free, and therefore makes no conclusion in this regard in the report presented herein.  Furthermore, given that Cray has not voluntarily elected to describe any of its products as “DRC conflict free,” an independent private sector audit of the report presented herein has not been conducted.

I.	Product Overview

Cray focuses on designing, developing, manufacturing, marketing, and servicing computing products that magnify and enhance human capital, foster discovery and innovation, and create scientific break-throughs, as well as competitive advantages. That means our products are aimed primarily at the high-end of the high-performance computing, data analytics, and artificial intelligence (“AI”) markets - the segments populated by the pioneers, executives, and entrepreneurs leading their industries in both the public and private sectors. These products include compute systems commonly known as supercomputers, as well as high-performance storage, data analytics, and AI solutions. Cray offers them individually, integrated into a complete solution, or hosted in the cloud, depending on a customer’s need. Cray also provides related software and system maintenance, support, and engineering services. Cray’s customers include domestic and foreign governments and government-funded entities, academic institutions, and commercial companies. Cray provides solutions based on four main models: (1) tightly integrated supercomputing designed throughout for scalability and sustained performance; (2) customizable cluster supercomputing based on highest-performance industry-standard components; (3) robust high-performance storage solutions; and (4) integrated solutions for graph analysis, large-scale analytics, and AI applications. For purposes of this CMR, “products” refers to our hardware products, and “suppliers” refers to suppliers contributing necessary conflict minerals to Cray’s products.

II.	Conflict Minerals Analysis and Reasonable Country of Origin Inquiry

Based upon a review of our products and our reasonable country of origin inquiry (“RCOI”), we have concluded that:

•	our products contain conflict minerals that are necessary to the production or functionality of such products; and

•	we are unable to determine whether the conflict minerals present in our products originate in the Covered Countries.

We are therefore required by the Conflict Minerals Rules to file with the SEC a Form SD and a Conflict Minerals Report as an exhibit thereto.

III.	Design of Due Diligence Measures

Cray designed its due diligence with respect to the source and chain of custody of the conflict minerals contained in its products to materially conform with the five-step framework set forth in the Third Edition of the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the supplements thereto (the “OECD Guidance”).

IV.	Due Diligence Measures Performed by Cray

Cray performed the following due diligence measures in accordance with the OECD Guidance and the Conflict Minerals Rules:

OECD Guidance Step #1: Establish Strong Company Management Systems

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Cray maintains a policy regarding the use of conflict minerals in its supply chain (as amended from time to time, the “Conflict Minerals Policy”) and has communicated such policy to its suppliers. The policy:

–	makes clear Cray’s commitment to not knowingly contribute to the financing of conflict in conflict-affected and high-risk areas; and

–	describes Cray’s expectations regarding the conflict minerals sourcing practices of its suppliers.

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Our RCOI was implemented by Source Intelligence (“Source Intelligence”) and managed by Cray’s supply chain and legal departments. In addition, Cray’s Board of Directors (the “Board”) has delegated the authority to exercise oversight with respect to and approve Cray’s conflict minerals due diligence and the preparation and filing of the Form SD and Conflict Minerals Report to the Audit Committee of the Board (the “Audit Committee”). Any issues or red flags that Source Intelligence identified during the course of its diligence process were presented to and discussed with supply chain and legal personnel, who reviewed such issues with other departments, including engineering and procurement, and with senior management, in each case as appropriate.

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Source Intelligence provided Cray’s suppliers with access to Source Intelligence’s Conflict Minerals Supplier Resource Center, in part to support such suppliers’ capacity-building efforts with respect to their conflict minerals programs.

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Cray’s existing suppliers have been provided with access to the Conflict Minerals Policy, and new suppliers will be provided with access to the Conflict Minerals Policy as part of Cray’s standard supplier onboarding process. Cray’s standard Purchase Order Terms and Conditions (“Purchase Order Terms and Conditions”) require that Cray’s suppliers comply with the Conflict Minerals Policy. The Purchase Order Terms and Conditions were incorporated into (i) new supplier agreements entered into in the 2018 reporting year and (ii) existing supplier agreements negotiated for renewal in the 2018 reporting year.

•	Records of material conflict minerals-related documentation are maintained electronically by Cray for a period of five (5) years from the date of creation.

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Cray‘s whistleblower function serves as an ombudsman for concerns received from affected parties or whistleblowers regarding the circumstances of Cray’s suppliers’ conflict mineral extraction, trade, handling and export. Concerns or complaints are submitted to Cray through a third-party service provider, EthicsPoint, and are reviewed by the Audit Committee.

OECD Guidance Step #2: Identify and Assess Risk in the Supply Chain

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Cray engaged Source Intelligence to conduct a survey of Cray’s suppliers using the Responsible Minerals Initiative’s (“RMI”) Conflict Minerals Reporting Template (“CMRT”). In part to support Cray’s suppliers in completing the CMRT correctly and accurately, Source Intelligence provided Cray’s suppliers with access to Source Intelligence’s Conflict Minerals Supplier Resource Center. CMRTs were distributed to all of Cray’s suppliers electronically, and suppliers provided responses electronically by uploading the responses to an online data collection platform. The following process was employed for subsequent communications with suppliers:

–	Up to seven reminder emails were sent to each non-responsive supplier requesting CMRT completion.

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Suppliers who remained non-responsive to these email reminders were contacted by telephone and offered assistance. This assistance included, but was not limited to, further information about Cray’s conflict minerals compliance program, an explanation of why the information was being collected, a review of how the information would be used and clarification regarding how the information needed could be provided.

•	Cray’s supply chain department manages the collection of information reported on the CMRT by its suppliers.

•	Cray utilizes a series of escalating responses to address the failure of a supplier to provide the information required by the CMRT.

OECD Guidance Step #3: Design and Implement a Strategy to Respond to Identified Risks

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If, on the basis of red flags that are identified as a result of either (i) the supplier data acquisition or engagement processes or (ii) the receipt of information from other sources, Cray determines that there is a reasonable risk that a supplier is sourcing conflict minerals in violation of the Conflict Minerals Policy, Cray will implement the escalation processes in the Conflict Minerals Policy and the Purchase Order Terms and Conditions binding such supplier (if any).

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Such escalations may range from prompt engagement with the supplier to confirm the sourcing issue, to requiring such supplier to implement a risk management plan (which plan may involve, as appropriate, remedial action up to and including disengagement from upstream suppliers), to disengagement by Cray from the applicable supplier.

OECD Guidance Step #4: Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

Given that we do not have a direct relationship with the smelters and refiners that process the conflict minerals that are present in our products, we rely on the RMI and other organizations to conduct third-party audits of smelters and refiners.

OECD Guidance Step #5: Report on Supply Chain Due Diligence

As required by the Conflict Minerals Rules, we have filed a Form SD and a Conflict Minerals Report as an exhibit thereto for the 2018 calendar year reporting period. The Form SD and Conflict Minerals Report are also available on our website at investors.cray.com under “SEC and Section 16 Filings.”

V.	Smelters and Refiners Identified

As a result of the RCOI conducted by Source Intelligence, 110 first-tier suppliers, representing approximately 96% of the first-tier suppliers contributing necessary conflict minerals to Cray’s products, 27 second-tier suppliers, representing approximately 96% of the second-tier suppliers contributing necessary conflict minerals to Cray’s products, and five distributors, representing approximately 42% of the distributors contributing necessary conflict minerals to Cray’s products, provided information on the CMRT to Cray regarding their supply chain for conflict minerals. These suppliers identified the names of 319 verified smelters and refiners from which they source conflict minerals. Of those smelters and refiners:

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262 smelters and refiners, or approximately 82%, have been certified by one or more of the RMI's Responsible Minerals Assurance Process, the London Bullion Market Association, the Responsible Jewellery Council or the Tungsten Industry-Conflict Minerals Council; and

•	Eight smelters and refiners, or approximately 3%, are on the RMI's “Active” list.

With respect to the remaining smelters and refiners (the “Non-Certified/Non-Active Smelters and Refiners”), although we were not able to determine the mines of origin of the conflict minerals sourced from such smelters and refiners, we were able to determine their country locations. Attached as Addendum A to this Conflict Minerals Report is a list of such country locations, grouped according to the specific conflict mineral processed by such smelters and refiners.

Conflict minerals sourcing status information is current as of March 28, 2019.

The results of Cray’s RCOI and due diligence on the source and chain of custody of Cray’s necessary conflict minerals are the product of Source Intelligence’s iterative and escalating data collection and dialogue process with Cray’s suppliers. This process is designed to obtain information regarding the smelters and refiners from which suppliers source such conflict minerals and to verify the status of such smelters and refiners as a method of assessing the mine and location of origin of such conflict minerals.

VI.	Steps to Mitigate Risk

Cray intends to take the following steps to mitigate the risk that its necessary conflict minerals benefit armed groups:

•	Continue to engage with suppliers to obtain complete CMRTs; and

•	provide ongoing training regarding emerging best practices and other relevant topics to supply chain and legal staff responsible for conflict minerals compliance.

FORWARD-LOOKING STATEMENTS

Statements relating to due diligence improvements and certain other statements herein are forward-looking in nature and are based on Cray’s management's current expectations or beliefs. These forward-looking statements are not a guarantee of performance and are subject to a number of uncertainties and other factors that may be outside of Cray’s control and that could cause actual events to differ materially from those expressed or implied by the statements made herein.

DOCUMENTS INCORPORATED BY REFERENCE

Unless otherwise stated herein, any documents, third-party materials or references to websites (including Cray’s) are not incorporated by reference in, or considered to be a part of this CMR, unless expressly incorporated by reference herein.

Addendum A
Non-Certified/Non-Active Smelter and Refiner Country Location by Conflict Mineral

Conflict Mineral	Country Location
Tin	BRAZIL CHINA MYANMAR VIET NAM
Tungsten	CHINA
Gold
AUSTRALIA
BELGIUM
CHINA
Czech Republic
GERMANY
INDIA
KAZAKHSTAN
REPUBLIC OF KOREA
LITHUANIA
MALAYSIA
MEXICO
NEW ZEALAND
RUSSIAN FEDERATION
SAUDI ARABIA
SUDAN
TURKEY
UGANDA
UNITED ARAB EMIRATES
UNITED STATES
UZBEKISTAN
ZAMBIA
ZIMBABWE